Exhibit 99.1

H World Group Limited Announces the Change of Officers

SHANGHAI, China, January 2, 2024 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that Ms. Jihong He will step down as the chief financial officer of the Company and serve as the chief strategy officer of the Company, effective from January 2, 2024. Mr. Jun Zou, the executive vice president of the Company, has been appointed as the chief financial officer of the Company, effective from the same date.

Mr. Zou has over 30 years of experience in financial management and capital markets in the U.S., Europe and China. Prior to joining H World, Mr. Zou worked as the chief financial officer of Shenzhen Qiqitong Technology Co., Ltd., a one-stop digital sourcing management platform. Prior to that, Mr. Zou served as the chief financial officer of various companies from 2006 to 2022, including Huawei Technologies Co, Ltd.’s global technology services business unit, Xunlei Limited (Nasdaq: XNET), Dangdang Inc. (NYSE: DANG, now privatized), iDreamSky Technology Holdings Limited (Nasdaq: DSKY, now SEHK:01119), Autohome Inc.(SEHK: 2518 and NYSE: ATHM) and Shenzhen Suteng Innovation Technology Co, Ltd. From 1999 to 2006, Mr. Zou held various positions at Ericsson in the U.S. and Sweden, including managerial roles in treasury, customer finance, strategic planning, and global controller for the managed services business unit. Mr. Zou obtained his bachelor’s degree in international business and economics from Shanghai International Studies University in July 1993 and his master’s degree in business administration from University of Texas in January 1999.

Mr. Hui Jin, the Company’s chief executive officer, commented, “I would like to congratulate Jun on his new role as the chief financial officer of the Company. Since joining H World, he has demonstrated solid capabilities and leadership in response to our evolving business. We are certain that Jun is the right candidate to serve as our new chief financial officer, and together with our core management team, will help lead H World to its next success. On behalf of the Company, I would also like to express my sincere gratitude to Jihong for her commitment and significant contributions as the chief financial officer.”

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2023, H World operated 9,157 hotels with 885,756 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2023, H World operates 12 percent of its hotel rooms under lease and ownership model, and 88 percent under manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com